File No. 82-34834

NEWALTA

05012255

SUPPL

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces October Distribution

CALGARY, Alberta, Canada, October 17, 2005 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 15 cents per trust unit for the month of October 2005, payable on November 15, 2005, to all unitholders of record on October 31, 2005. The ex-distribution date is October 27, 2005.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the October 17, 2005 closing price of $20.56 per trust unit, the October distribution represents an annualized cash-on-cash yield of approximately 8.8%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 44 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com